UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that, in compliance with the resolutions adopted at CEMEX, S.A.B. DE C.V.’s General Ordinary Shareholders’ Meeting held on March 28, 2019, from June 17, 2019 will proceed to make payment of the first installment of the cash dividend at the rate of U.S.$0.001663 per share (equivalent to 0.031870 Mexican pesos per share), against the delivery of coupon 149 (one hundred and forty-nine) adhered to the share certificates representing all of the outstanding shares that integrate the capital stock. CPO holders will receive a cash dividend of 0.095610 Mexican pesos per CPO (equivalent to U.S.$0.004989 per CPO) and ADS holders will receive a cash dividend of U.S.$0.049890 per ADS. ADS holders are expected to receive the dividend from June 18, 2019.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) generated until December 31, 2013, therefore no withholding tax will be generated for the payment of this dividend. Furthermore, dividend payments to non-residents of Mexico will not be subject to withholding tax in Mexico.

The cash dividend to CPO holders to be paid in Mexican Pesos was determined applying an exchange rate of 19.1645 Mexican pesos per U.S. dollar as determined by Banco de México on the 13th of June 2019 for settlements on June 17, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: June 13, 2019	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller